(1) Organization and Significant Accounting Policies

Capital Investment Group, Inc. (the "Company") was incorporated as a North Carolina corporation on January 6, 1984 to provide investment services to investors as a fully- disclosed introducing broker-dealer. The Company operates in North Carolina and is licensed to operate in all other forty-seven contiguous states plus Alaska. It operates in states other than North Carolina primarily through independent representatives. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulation Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Other commissions and fees are recorded when earned.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Receivable from Clearing Agent and Other Receivables

The Company clears certain transactions though a clearing agent on a fully disclosed basis. Commissions and fees owed to the Company from the clearing agent have been recorded as a receivable from clearing agent. In addition, the Company has accrued certain other commissions and fees that were earned prior to year end. The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance for doubtful accounts is required for 2018 and 2017.

Goodwill

Goodwill represents the aggregate excess of the cost of assets acquired over their fair value at the date of acquisition. It consists primarily of payments to brokers joining the Company for their intangible assets. Each year the Company completes a goodwill impairment test. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair value of the Company is estimated using discounted cash flows and market multiples.

Occasionally brokers leave the Company, at which time their intangibles, recorded in goodwill, are deemed worthless.

(1) Organization and Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

Income Taxes

The Company has elected S corporation status under the Internal Revenue Code whereby its income is taxed to the individual stockholders; therefore, there is no tax provision for this Company. Management does not believe the financial statements include any significant uncertain tax positions.

Advertising

Advertising and related costs are expensed as incurred. Advertising expense was $200,628 and $20,673 in 2018 and 2017, respectively.

Reclassifications

Certain reclassifications have been made to the 2017 financial statements in order for them to better compare to the 2018 financial statements. The reclassifications have no material effect on 2017 financial position, results of operations, or cash flow.

(2) Fair Value of Financial Instruments

Financial instruments held by the Company include accounts and notes receivable and accounts and commissions payable. The Company believes that the carrying amount of these financial instruments approximates their fair value.

(3) Concentration of Credit Risk

The Company maintains cash balances at several financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2018 and 2017, the Company's uninsured cash balances totaled $1,446,107 and $1,011,124, respectively.

(4) Notes Receivable

The Company has made various unsecured loans to employees and registered representatives. The loans bear interest at various rates and reflect various repayment terms. The balances at December 31, 2018 and 2017 are as follows:

	2018	2017
Notes receivable	$ 28,959	$ 6,000
Less current portion	22,292	4,000
Long-term portion	$ 6,667	$ 2,000

(5) Property and Equipment

Property and equipment is summarized by major classifications as follows:

	2018	2017
Office equipment	$ 80,398	$ 72,688
Leasehold improvements	14,820	14,820
	95,218	87,508
Less accumulated depreciation	88,408	87,508
	$ 6,810	$ -

(6) Common Stock

The authorized, issued and outstanding common stock of the Company consisted of the following as of December 31, 2018 and 2017:

	Issued and Outstanding Shares
Common stock - class A, voting, 50,000 shares authorized	555
Common stock - class B, non-voting, 50,000 shares authorized	485
	1,040

(7) Retirement Plan

The Company maintains a defined contribution 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Voluntary employee participation in the plan is limited to U.S. Treasury Department Regulations. The Company contributed $12,000 and $12,000 in 2018 and 2017, respectively.

(8) Related Parties

The Company receives fees from Capital Advisors, LLC (a company related by common ownership) for accounts under management of $755,382 and $730,749 in 2018 and 2017, respectively.

The Company receives insurance commissions from Capital Insurance Affiliates (a company related by common ownership) in the amount of $126,035 and $159,400 in 2018 and 2017, respectively.

Under a formal agreement, the Company receives management fees from the following companies related by common ownership for expenses paid on its behalf and for services provided by its employees:

	2018	2017
Capital Investment Brokerage, Inc.	$ 155,000	$ 150,609
Capital Investment Advisory Services, LLC	236,974	101,067
Capital Investment Counsel, Inc.	16,854	19,377
Capital Insurance Affiliates	9,039	-

In addition, the Company collects and pays out fees on behalf of Capital Investment Counsel, Inc. (a company related by common ownership). These fees amounted to $77,814 and $73,160 in 2018 and 2017, respectively.

(9) Line of Credit

The Company maintains an unsecured line of credit with a bank with a maximum credit limit of $1,000,000. Interest on advances is payable monthly at the bank's prime rate but not less than 5% (5% as of December 31, 2018 and 2017, respectively). There was no balance outstanding as of December 31, 2018 or 2017.

(10) Leases

The Company pays rent on certain office space in Raleigh, North Carolina, which is leased by Capital Investment Companies (a related entity). The Company's rent is estimated based on the amount of space it utilizes. There is no formal agreement between the two companies; therefore, rent is paid on a month to month basis. Rent expense amounted to $85,844 and $79,487 in 2018 and 2017, respectively.

(11) Off-Balance Sheet Risk

Pursuant to a clearance agreement, all securities transactions are handled through a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short securities positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions originated by the Company. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor the collateral available on customers' accounts.

(12) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $95,690 and $121,254 as of December 31, 2018 and 2017, respectively, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2018 and 2017, the Company net capital was $1,472,137 and $916,527, respectively, which was $1,376,447 in excess of its required net capital in 2018 and $795,273 in excess of its required net capital in 2017. The Company's ratio of aggregate indebtedness to net capital was 0.98 to 1 and 1.98 to 1 as of December 31, 2018 and 2017, respectively.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k) (2) (ii), as the Company does not carry security accounts for customers or perform custodial functions relating to the customers' securities. Under the exemption, the Company is not required to maintain a reserve for the benefit of customers.

(13) Commitments and Contingencies

The Company is involved in various lawsuits in the normal course of business. The Company maintains errors and omissions (E & O) insurance to reduce the risk associated with customer claims. As of December 31, 2018, the Company has been named in arbitrations for which no E & O coverage exists. Management, after consultation with outside legal counsel, has accrued a loss contingency of $25,000.

Settlements and awards that fall outside of the scope of the E & O insurance or are below the deductible are expensed as incurred or recognized and classified as legal settlements on the statement of income. In 2018 and 2017, the Company expensed $235,303 and $344,933, respectively, in settlements primarily from lawsuits incidental to its investment services.

(14) Subsequent Events

The date to which events occurring after December 31, 2018, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 26, 2019, the date the financial statements were available to be issued.